Registration Statement No. 333-275898 Filed pursuant to Rule 433

Contingent Income Auto-Callable Securities due October 9, 2025

With the Coupon and Payment at Maturity Subject to the Performance of the Common Stock of Pfizer Inc.

Principal at Risk Securities

This document provides a summary of the terms of the securities. Investors should carefully review the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus, and “Selected Risk Considerations” below, before making a decision to invest in the securities.

SUMMARY TERMS
Issuer:	Royal Bank of Canada
Underlier:	Pfizer Inc. common stock (Bloomberg symbol: “PFE UN”)
Stated principal amount:	$1,000 per security
Pricing date:	October 4, 2024
Original issue date:	October 9, 2024
Final determination date:	October 6, 2025
Maturity date:	October 9, 2025
Early redemption:	If, on any determination date (other than the final determination date), the closing value of the underlier is greater than or equal to the redemption threshold value, the securities will be automatically redeemed for an early redemption payment on the contingent payment date following the related determination date. No further payments will be made on the securities once they have been redeemed.
Redemption threshold value:	100% of the initial underlier value
Early redemption payment:	The early redemption payment will be an amount equal to the stated principal amount plus the contingent quarterly coupon otherwise due.
Contingent quarterly coupon:

•     If, on any determination date, the closing value of the underlier is greater than or equal to the downside threshold value, we will pay a contingent quarterly coupon of $25.00 (2.50% of the stated principal amount, or a rate of 10.00% per annum) per security on the related contingent payment date.

•     If, on any determination date, the closing value of the underlier is less than the downside threshold value, no contingent quarterly coupon will be made with respect to that determination date.

Payment at maturity:

If the securities are not redeemed prior to maturity, you will receive on the maturity date a cash payment per security determined as follows:

•     If the final underlier value is greater than or equal to the downside threshold value:

stated principal amount + the contingent quarterly coupon otherwise due

•     If the final underlier value is less than the downside threshold value:

stated principal amount × underlier performance factor

Under these circumstances, the payment at maturity will be less than 80% of the stated principal amount. You will lose at least 20% and possibly all of the stated principal amount if the final underlier value is less than the downside threshold value.

Underlier performance factor:	final underlier value / initial underlier value
Downside threshold value:	80% of the initial underlier value
Initial underlier value:	The closing value of the underlier on the pricing date
Final underlier value:	The closing value of the underlier on the final determination date
Determination dates:	Quarterly
Contingent payment dates:	Quarterly
CUSIP / ISIN	78017GPD7 / US78017GPD78
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/1000275/00009501032 4013985/dp218423_424b2-mseln593pfe.htm

HYPOTHETICAL PAYOUT AT MATURITY* (if the securities are not redeemed)
Percentage Change in the Underlier	Payment at Maturity (excluding any coupon payable at maturity)
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-20.01%	$799.90
-30.00%	$700.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

* All payments are subject to our credit risk

The initial estimated value of the securities determined by us as of the pricing date, which we refer to as the initial estimated value, is expected to be between $924.10 and $974.10 per security and will be less than the public offering price of the securities. We describe the determination of the initial estimated value in more detail in the accompanying preliminary pricing supplement.

Underlier

For more information about the underlier, including historical performance information, see the accompanying preliminary pricing supplement.

Selected Risk Considerations

An investment in the securities involves significant risks. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities. Some of the risks that apply to an investment in the securities are summarized below, but we urge you to read also the “Risk Factors” sections of the accompanying prospectus, prospectus supplement, product supplement and preliminary pricing supplement. You should not purchase the securities unless you understand and can bear the risks of investing in the securities.

Risks Relating to the Terms and Structure of the Securities

▪	The securities do not guarantee the return of any principal.

▪	You will not receive any contingent quarterly coupon for any quarterly period where the closing value of the underlier is less than the downside threshold value.

▪	You will not participate in any appreciation in the value of the underlier.

▪	The potential contingent repayment of principal represented by the downside threshold value applies only at maturity.

▪	The automatic early redemption feature may limit the term of your investment to approximately three months.

▪	Payments on the securities are subject to our credit risk, and market perceptions about our creditworthiness may adversely affect the market value of the securities.

▪	Your return on the securities may be lower than the return on a conventional debt security of comparable maturity.

▪	Any payment on the securities will be determined based on the closing values of the underlier on the dates specified.

▪	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Initial Estimated Value of the Securities and the Secondary Market for the Securities

▪	There may not be an active trading market for the securities; sales in the secondary market may result in significant losses.

▪	The initial estimated value of the securities will be less than the public offering price.

▪	The initial estimated value of the securities is only an estimate, calculated as of the pricing date.

Risks Relating to Conflicts of Interest and Our Trading Activities

▪	Hedging and trading activity by us and our affiliates could potentially adversely affect the value of the securities.

▪	Our and our affiliates’ business and trading activities may create conflicts of interest.

▪	RBCCM’s role as calculation agent may create conflicts of interest.

Risks Relating to the Underlier

▪	You will not have any rights to the underlier.

▪	Any payment on the securities may be postponed and adversely affected by the occurrence of a market disruption event.

▪	Anti-dilution protection is limited, and the calculation agent has discretion to make anti-dilution adjustments.

▪	Reorganization or other events could adversely affect the value of the securities or result in the securities being accelerated.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “United States Federal Income Tax Considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.

Royal Bank of Canada has filed a registration statement (including a product supplement, prospectus supplement and prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents and the other documents that we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering will arrange to send you those documents if you so request by calling toll-free at 1-877-688-2301.

As used in this document, “Royal Bank of Canada,” “we,” “our” and “us” mean only Royal Bank of Canada. Capitalized terms used in this document without definition are as defined in the accompanying preliminary pricing supplement.